File No. 70-09007


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
         ---------------------------------------------------------------


                             PRE-EFFECTIVE AMENDMENT
                                      No. 1
                                     TO THE
                        FORM U-1 APPLICATION/DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                 ----------------------------------------------

                           New Century Energies, Inc.
                       Public Service Company of Colorado
                            Cheyenne Light, Fuel and
                                  Power Company
                           New Century Services, Inc.
                             WestGas Interstate Inc.
                          New Century Enterprises, Inc.
                       New Century International Inc. and
                            its subsidiary companies
                   e prime, inc. and its subsidiary companies
                         PS Colorado Credit Corporation
                            Natural Fuels Corporation
                             PSRI Investments, Inc.
                           Green & Clear Lakes Company
                                1480 Welton, Inc.
                             1225 Seventeenth Street
                             Denver, Colorado 80202



                       Southwestern Public Service Company
                 Quixx Corporation and its subsidiary companies
          Utility Engineering Corporation and its subsidiary companies
                                 Tyler at Sixth
                              Amarillo, Texas 79101


                  (Names of companies filing this statement and
                    addresses of principal executive offices)
                -------------------------------------------------

                           New Century Energies, Inc.
                 (Name of top registered holding company parent)
                -------------------------------------------------

         Richard C. Kelly                            Doyle R. Bunch II
         President and Treasurer                  Chairman and Secretary
         1225 Seventeenth Street                       Tyler at Sixth
         Denver, Colorado 80202                    Amarillo, Texas 79101

                    (Name and address of agents for service)
      The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:



      Susan A. Marshall, Esq.                    Gary W. Wolf, Esq.
  LeBoeuf, Lamb, Greene & MacRae,             Cahill Gordon & Reindel
               L.L.P.                              80 Pine Street
        125 West 55th Street                  New York, New York 10005
      New York, New York 10019

        James D. Steinhilper                       William Lewis
    Southwestern Public Service              Public Service Company of
              Company                                 Colorado
           Tyler at Sixth                     1225 Seventeenth Street
       Amarillo, Texas 79101                   Denver, Colorado 80202


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                                TABLE OF CONTENTS

                                                                         Page

Item 1.  Description of Proposed Transaction................................1

         A. General.........................................................1

         B. Description of the Parties to the Transaction...................2

         C. Overview of Financing Request...................................2

         D. Parameters for Financing Authorization..........................4

         E. Description of Specific Types of Financings.....................5

              1. NCE External Financings....................................5


                 a. Common Stock............................................5


                i. General..................................................5

                ii. Benefit Plans and Open Market Purchases of
                    Common Stock............................................6

                iii. Dividend Reinvestment Plan.............................7


                    b. Short-Term Debt......................................8

                    c. Other Securities.....................................9


              2. Utility Subsidiary Financings..............................9

                    a. Short Term Debt.....................................10

                    b. Interest Rate Swaps.................................10

                    c. Other Securities....................................11

              3. Non-Utility Subsidiary Financings.........................11

              4. Intra-System Financings...................................12

                 a. General................................................12


                                      -i-
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                 b. Guarantees.............................................13


              6. Financing Entities........................................14


              7. Existing Financing Arrangements...........................15


         F. Financing of EWGs and FUCOs....................................15

         G. Filing of Certificates of Notification.........................16

         H. Statement Pursuant to Rule 54..................................17


Item 2.  Fees, Commissions and Expenses....................................18

Item 3.  Applicable Statutory Provisions...................................18

Item 4.  Regulatory Approvals..............................................18

Item 5.  Procedure.........................................................19

Item 6.  Exhibits and Financial Statements.................................19

         A. Exhibits.......................................................19

         B. Financial Statements...........................................20

Item 7.  Information as to Environmental Effects...........................21

Item 1.  Description of Proposed Transaction

A.       General


         New Century Energies, Inc. ("NCE"), a Delaware corporation, has previously filed an Application/Declaration on Form U-1 with the Securities and Exchange Commission (the "Commission") requesting authorization under Section 9(a)(2) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), to acquire all of the outstanding voting securities of Public Service Company of Colorado, a Colorado corporation and an operating public utility company ("PSCo"), Southwestern Public Service Company, a New Mexico corporation and an operating public utility company ("SPS"), and Cheyenne Light, Fuel and Power Company, a Wyoming corporation and an operating public utility company ("Cheyenne"), and for other related transactions (File No. 70-8787) (the "Merger U-1").(1) Following the consummation of the transactions described in the Merger U-1, NCE will register as a holding company under the Act. Each of the entities that will be directly and indirectly owned subsidiaries (as defined in the Act) of NCE upon consummation of the transactions described in the Merger U-1, is referred to herein individually as a "Subsidiary" and collectively as "Subsidiaries". The terms "Subsidiary" and "Subsidiaries" shall also include entities that become subsidiaries of NCE after the consummation of the Merger.

         In order to ensure that NCE and its Subsidiaries (the "Applicants") are able to meet their capital requirements upon registration and plan their future financing accurately, the


----------

1 No authority for the issuance or acquisition of any stock or debt security is sought in the Merger U-1 except: (i) the issuance of NCE stock in connection with the business combination, and in exchange for the stock, of PSCo, SPS and Cheyenne, (ii) the issuance of stock to NCE by New Century Enterprises, Inc. ("Enterprises"), New Century Services, Inc. and West Gas Interstate, Inc., (iii) the acquisition by Enterprises of the outstanding voting securities of all of SPS's, and certain of PSCo's, non-utility subsidiaries and (iv) the issuance by Enterprises of debt to SPS to acquire SPS's subsidiaries. Those transactions for which authority is sought in the Merger U-1 are not covered hereby.


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                                       2



Applicants are hereby requesting authorization for financing transactions for the period beginning with the effective date of an order issued in this proceeding through December 31, 1999 (the "Authorization Period").


B.       Description of the Parties to the Transaction



         Following the consummation of the merger of PSCo and SPS (the "Merger"), NCE will register as a holding company under the Act and will have three operating utility subsidiaries (the "Utility Subsidiaries"): PSCo, an electric and gas utility company providing service in an area having an estimated population of 2.8 million in Colorado; SPS, an electric utility company providing service to an area with a population of approximately one million in the Panhandle and south plains of Texas, eastern and southeastern New Mexico, the Oklahoma Panhandle and southwestern Kansas; and Cheyenne, an electric and gas utility operating principally in Cheyenne, Wyoming. NCE's other direct Subsidiaries will include New Century Services, Inc. ("NC Services"), West Gas Interstate Inc. ("WGI"), PS Colorado Credit Corporation (together with its successor, if any, "PSCCC") and New Century Enterprises, Inc. ("Enterprises"), an intermediate holding company. All of NCE's directly and indirectly owned subsidiaries, other than the Utility Subsidiaries, are herein called the "Non-Utility Subsidiaries".


         Additional information about the Applicants and their businesses is set forth in the Merger U-1 and the exhibits thereto.

C.       Overview of Financing Request


         The Applicants hereby request authorization to engage in the financing transactions set forth herein during the Authorization Period.


         The approval by the Commission of this Application/Declaration (the "Application") will give the Applicants flexibility that will allow them to respond quickly and efficiently to their financing needs and to changes in market conditions, which, in turn, should make them more competitive with other utility companies that are not subject to the jurisdic-



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                                       3



tion of the Act.(2) At the same time, the Commission will continue to have oversight over financings by the Applicants through the regular disclosures under the 1933 Act and the Securities Exchange Act of 1934, as amended (the "1934 Act"), and through the notification system established pursuant to this Application. Finally, although the authorization sought herein is not as broad, this form of financing authorization under the Act is consistent with existing Commission precedent. See, e.g., Columbia Gas Systems, Inc., et al., HCAR No. 26634 (December 23, 1996); Consolidated Natural Gas Company, HCAR No. 26500, File 70-8667 (March 28, 1996); Mississippi Power Company, HCAR No. 26491 (March 13, 1996); Gulf States Utilities Company, HCAR No. 26451 (January 16, 1996).

         The Applicants also hereby request authorization to deviate from the Commission's statements of policy with respect to first mortgage bonds and preferred stock in connection with the securities proposed to be issued and sold pursuant to this Application or pursuant to applicable exceptions under the Act.

         The authorization requested herein relates to (i) external issues of common stock, short term debt, and other securities by NCE; (ii) external issuances of capital stock and debt securities not subject to the Rule 52 exemption, including short term debt and interest rate swaps, by the Utility Subsidiaries, (iii) external issuances of capital stock and debt securities not subject to the Rule 52 exemption by Non-Utility Subsidiaries, (iv) intrasystem financing between NCE and its Subsidiaries, including the issuance of intrasystem guarantees, (v) the ability of the Subsidiaries to alter their capital stock in order to engage in financing with their parent company, (vi) the formation of financing entities and the issuance by such entities of securities otherwise authorized to be issued and sold pursuant to this Application or pursuant to applicable exemptions under the Act, including intrasystem guarantees of such securities and the retention of existing financing entities, (vii) the retention of existing financings and (viii) financing of investments in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs").



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2    This Application is consistent with the recommendations set forth in the report of the Division of Investment management, The Regulation of Public-Utility Holding Companies (June 1995) at 50 and 54.


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                                       4



D.       Parameters for Financing Authorization


         This Application requests authority to engage in certain financing transactions during the Authorization Period for which the specific terms and conditions are not at this time known, and which are not covered by Rule 52, without further prior approval by the Commission. The following general terms will be applicable where appropriate to the financing transactions requested to be authorized hereby:


         1. Effective Cost of Money on Borrowings. The effective cost of money on long-term debt financings authorized by this Application does not exceed 300 basis points over the interest rate borne by comparable term U.S. Treasury securities and the effective cost of money on short-term debt financings authorized by this Application does not exceed 300 basis points over the London interbank offered rate (LIBOR);

         2. Effective Cost of Money on Other Approved Securities. The effective cost of money on preferred stock and other fixed income oriented securities does not exceed 500 basis points over the interest rate borne by 30 year term U.S. Treasury securities;


         3. Maturity of Debt. The maturity of authorized indebtedness will not exceed 50 years; and

         4. Issuance Expenses. The underwriting fees, commissions and other similar remunerations paid in connection with the non-competitive issue, sale or distribution of a security pursuant to this Application does not exceed 5% of the principal or total amount of the financing.

         The proceeds from the financings authorized by the Commission pursuant to this Application will be used for general and corporate purposes, including
(i) financing, in part, capital expenditures of NCE and its Subsidiaries, (ii) the repayment, redemption, refunding or purchase of debt and capital stock of NCE or its Subsidiaries without the need for prior Commission approval pursuant to Rule 42 or a successor rule, (iii)financing working capital requirements and capital spending of the NCE system and (iv) other lawful general purposes.

         The authorization requested herein to engage in external or intrasystem financing without additional Commission approval does not apply in the case of any financing unless


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                                       5



such financing is in compliance with Rules 53 and 54 (as described below).

         The Applicants represent that no financing proceeds will be used to acquire a new subsidiary unless the financing is consummated in accordance with an order of the Commission or an available exemption under the Act.


E.       Description of Specific Types of Financings


         1. NCE External Financings


         NCE may obtain funds externally through sales of common stock and short-term debt financing, including commercial paper sales.

              a. Common Stock

         The aggregate amount of financing obtained by NCE from the issuance and sale of common stock as described in this section during the Authorization Period shall not exceed $175,000,000 for the uses set forth under Use of Proceeds above, and up to an additional $360,000,000 to be used in connection with the refinancing of the debt incurred by PSCo in connection with its acquisition of 50% of Yorkshire Electric Group, plc.(3) In addition, authorization is requested to issue 30 million shares of NCE common stock pursuant to benefit plans and the dividend reinvestment plan described in Items 1.E.1.a.ii. and iii. below during the ten year period from the date of the order of the Commission under this Application.

                 i.       General

         Subject to the foregoing, NCE may issue and sell common stock or options exercisable for common stock and issue stock upon the exercise of options. NCE may also buy back


----------

3 New Century International Inc., a wholly-owned subsidiary of PSCo, owns a 50% interest in Yorkshire Power Group Limited which through a wholly-owned subsidiary Yorkshire Holdings plc, has made a tender offer to acquire Yorkshire Electricity Group plc, a regional electric company operating in the United Kingdom.

shares of such stock or such options during the Authorization Period in accordance with Rule 42.

         Common stock financings may be issued and sold pursuant to underwriting agreements of a type generally standard in the industry. Public distributions may be pursuant to private negotiation with underwriters, dealers or agents as discussed below or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such common stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

         NCE may sell common stock covered by this Application in any of the following ways: (i) through underwriters or dealers; (ii) through agents; (iii) directly to a limited number of purchasers or a single purchaser; or (iv) directly to employees (or to trusts established for their benefit) and other shareholders through its employee benefit plans or its dividend reinvestment plan. If underwriters are used in the sale of the securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by NCE) or directly by one or more underwriters acting alone. The securities may be sold directly by NCE or through agents designated by NCE from time to time. If dealers are utilized in the sale of any of the securities, NCE will sell such securities to the dealers, as principal. Any dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. If common stock is being sold in an underwriting offering, NCE may grant the underwriters thereof a "green shoe" option permitting the purchase from NCE at the same price additional shares then being offered solely for the purpose of covering over allotments.


               ii.        Benefit Plans and Open Market Purchases of Common
                          Stock


         The number of shares of NCE common stock to be issued and sold under benefit plans pursuant to the authority requested herein shall be subject to the limitation set forth in the last sentence of Item 1.E.1.a. relating to benefit plans



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and the dividend reinvestment plan. PSCo and SPS currently have seven employee benefit plans pursuant to which they issue and/or sell common stock to their employees. Pursuant to the terms of the Agreement and Plan of Reorganization dated as of August 22, 1995, as amended, among NCE, PSCo and SPS, following the effective time of the Merger, five of these plans may provide for the issuance and/or sale of NCE common stock and the remaining two plans will be terminated. Attached hereto as Exhibit B-4 is a summary of the terms of these plans. In addition, NCE will adopt one or more other plans including an Omnibus Stock Incentive Plan which will provide for the issuance and/or sale of NCE common stock, stock options and stock awards to a group which has not yet been determined but may include directors, officers and employees. NCE may issue shares of its common stock under the authorization, and within the limitations, set forth herein in order to satisfy its obligations under such plans. To the extent that following consummation of the mergers NCE adopts its own employee benefit plans that provide for the issuance of NCE common stock or options or awards for NCE common stock, NCE may issue shares of its common stock or options or awards for such shares under the authorization and within the limitations set forth herein, provided that NCE will provide the Commission with a summary of the terms of any such NCE employee benefit plan prior to issuing any shares or options or awards pursuant to any authorization provided in this proceeding. Shares of common stock for use under any employee benefit plans may either be newly issued shares, treasury shares or shares purchased in the open market. NCE hereby seeks authority for its open market purchase of these shares in accordance with the terms of or in connection with the operation of the plans. NCE may also acquire treasury shares through other open market purchases. NCE also proposes to issue and/or sell shares of common stock pursuant to these existing plans and similar plans or plan funding arrangements hereafter adopted, and to engage in other sales of its treasury shares for general business purposes, without any additional prior Commission order. Stock transactions of this variety would thus be treated the same as other stock transactions permitted pursuant to this Application.


              iii.        Dividend Reinvestment Plan


         The number of shares of NCE common stock to be issued and sold under the dividend reinvestment plan pursuant to the authority requested herein shall be subject to the limitation set forth in the last sentence of Item 1.E.1.a. relating to benefit plans and the dividend reinvestment plan. In connection with the Merger, an NCE Dividend Reinvestment Plan sub-



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                                       8



stantially in the form attached hereto as Exhibit B-5 will become effective. NCE may issue and/or sell shares of its common stock under the authorization, and within the limitations set forth herein, in connection with the operation of the NCE Dividend Reinvestment Plan. Shares of common stock for use under the plan may either be newly issued shares, treasury shares or shares purchased in the open market. NCE hereby seeks authority for the issuance and sale or open market purchases and sales of its shares in accordance with the NCE Dividend Reinvestment Plan.


                     b. Short-Term Debt


         The aggregate amount of short term debt of NCE issued and sold pursuant to the authorization sought by this Application to be outstanding at any time during the Authorization Period shall not exceed $100,000,000 to be used as set forth in the following two paragraphs, provided that upon PSCCC becoming a direct subsidiary of NCE, such amount shall be increased by an additional $125,000,000 for the purposes of providing liquidity for PSCCC as discussed in the third paragraph set forth below.


         To provide financing for general corporate purposes, other working capital requirements and construction spending until long term financing can be obtained, NCE may sell commercial paper, from time to time, in established domestic or European commercial paper markets. Such commercial paper would be sold to dealers at the discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring commercial paper from NCE will reoffer such paper at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. It is anticipated that NCE's commercial paper will be reoffered to investors such as commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities, finance companies and nonfinancial corporations.

         Back-up bank lines of credit for 100% of the outstanding commercial paper are required by credit rating agencies. To satisfy this requirement, NCE proposes to establish back-up bank lines in an aggregate principal amount not to exceed the amount of authorized commercial paper. NCE would borrow, repay and reborrow under these lines from time to time, without collateral, to the extent that it becomes impracticable to sell commercial paper due to market conditions or otherwise.


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                                       9


Loans under these lines will have a maturity date not more than one year from the date of each borrowing. NCE may engage in other types of short-term financing generally available to borrowers with investment grade credit ratings as it may deem appropriate in light of its needs and market conditions at the time of issuance.


         PSCCC finances (factors) certain of PSCo's accounts receivable and fuel inventory and has requested authority in the Merger U-1 to engage in financing accounts receivable and fuel inventories for other companies in the NCE holding company system and financing accounts receivable of non-affiliated utilities, subject to the limitations described in the Merger U-1. Authority is requested to finance such accounts receivable and fuel inventories. To provide financing for its business, PSCCC sells commercial paper, from time to time, in established commercial paper markets in a manner similar to that described above with respect to NCE. Upon PSCCC becoming a direct subsidiary of NCE, NCE will increase its then existing lines of credit and add PSCCC as a borrower thereunder or establish, together with PSCCC, one or more new lines of credit to provide credit support for PSCCC's commercial paper. Such lines of credit will also provide for direct borrowings thereunder by PSCCC.

             c.       Other Securities

         In addition to the specific securities for which authorization is sought herein, NCE may also find it necessary or desirable to minimize financing costs or to obtain new capital under then existing market conditions to issue and sell other types of securities from time to time during the Authorization Period. NCE requests that the Commission reserve jurisdiction over the issuance of additional types of securities and the amount thereof. NCE also undertakes to file a post-effective amendment in this proceeding which will describe the general terms of each such security and the amount thereof to be issued and request a supplemental order of the Commission authorizing the issuance thereof by NCE.


         2. Utility Subsidiary Financings


         Although Rule 52 under the Act provides an exemption from the prior authorization requirements of the Act for most of the issuances and sales of securities by the Utility Subsidiaries as they will have been approved by the Colorado Public Utility Commission ("CPUC") in the case of PSCo, the New Mexico Public Service Commission ("NMPSC") in the case of SPS



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                                       10



and the Wyoming Public Service Commission ("WPSC") in the case of Cheyenne. However, certain external financings by the Utility Subsidiaries for which authorization is requested herein may be outside the scope of the Rule 52 exemption. All securities issued by PSCo or SPS are approved by the CPUC or NMPSC respectively, and all securities of Cheyenne, except for securities with maturities of less than 12 months, are approved by the WPSC.


            a.       Short Term Debt


         Authority is requested for Cheyenne to issue short-term debt. The aggregate amount of such short-term debt to be outstanding at any one time during the Authorization Period shall not exceed $25,000,000.

         To provide financing for general corporate purposes and other working capital requirements, Cheyenne may sell commercial paper, from time to time, in established domestic or European commercial paper markets in a manner similar to NCE as discussed in Item 1.E.1.b. above. Cheyenne may also maintain backup lines of credit in aggregate principal amount not to exceed the amount of authorized commercial paper. Cheyenne would borrow, repay and reborrow under such lines from time to time, without collateral, to the extent that it becomes impracticable to sell commercial paper due to market conditions or otherwise. Loans under these lines shall have a maturity date not more than one year from the date of each borrowing. Cheyenne may engage in other types of short-term financing as it may deem appropriate in light of its needs and market conditions at the time of issuance. Such short-term financing could include, without limitation, bank lines and debt securities issued under its indentures and note programs.


            b.       Interest Rate Swaps


         The Utility Subsidiaries request authority to enter into, perform, purchase and sell financial instruments intended to manage the volatility of interest rates, including but not limited to interest rate swaps, caps, floors, collars and forward agreements or any other similar agreements to the extent the same are not exempt under Rule 52. Each Utility Subsidiary proposes to employ interest rate swaps as a means of prudently managing the risk associated with any of its outstanding debt issued pursuant to this authorization or an applicable exemption by, in effect, synthetically (i) converting variable rate debt to fixed rate debt, (ii) converting fixed rate debt to variable rate debt,
(iii) limiting the impact of changes in in-



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                                       11



terest rates resulting from variable rate debt and (iv) providing an option to enter into interest rate swap transactions in future periods for planned issuances of debt securities. In no case will the notional principal amount of any interest rate swap exceed that of the underlying debt instrument and related interest rate exposure, i.e., each Utility Subsidiary will not engage in "leveraged" or "speculative" transactions. The underlying interest rate indices of such interest rate swaps will closely correspond to the underlying interest rate indices of each Utility Subsidiary's debt to which such interest rate swap relates. Each Utility Subsidiary will only enter into interest rate swap agreements with counterparties whose senior secured debt ratings, as published by Standard & Poor's Corporation, are greater than or equal to "BBB+", or an equivalent rating from Moody's Investor Service, Inc., Fitch Investor Service or Duff & Phelps.


            c.       Other Securities


         In addition to the specific securities for which authorization is sought herein, the Utility Subsidiaries may find it necessary or desirable to issue other types of securities during the Authorization Period that are not exempt from prior Commission approval. The Utility Subsidiaries request that the Commission reserve jurisdiction over the issuance of such additional types of securities and the amount thereof except to the extent the same are exempt pursuant to Rule 52. Each Utility Subsidiary also undertakes to have a post-effective amendment filed in this proceeding that will describe the general terms of each such security and the amount thereof of such Utility Subsidiary and request a supplemental order of the Commission authorizing the issuance thereof.


         3. Non-Utility Subsidiary Financings


         The Non-Utility Subsidiaries are engaged in and expected to continue to be active in the development and expansion of their existing energy-related or otherwise functionally related, non-utility businesses in the NCE holding company system. They will be competing with large, well-capitalized companies in different sectors of the energy and other industries. In order to accomplish investments in such competitive arenas, it will be necessary for the Non-Utility Subsidiaries to have the ability to engage in financing transactions which are commonly accepted for such types of investments. The majority of such financings will be exempt from prior Commission authorization pursuant to Rule 52(b).


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                                       12


         Authority is requested herein forPSCCC to finance accounts receivable and fuel inventories. See Item 1.E.1.b. for further information. In addition, authority is requested to allow PSCCC to continue to borrow under its private unsecured medium-term note program. The program provides for the issuance of notes having maturities from nine months to seven years and it is requested that PSCCC be permitted to issue notes with an aggregate principal amount not to exceed $150,000,000 outstanding at any one time.

         The Non-Utility Subsidiaries may, however, engage in types of security financing with non-affiliates that are not exempt from prior Commission approval. The Non-Utility Subsidiaries therefore request that the Commission reserve jurisdiction over the issuance of such additional types of securities and the amounts thereof. They also undertake to cause a post-effective amendment to be filed in this proceeding which will describe the general terms of each such security and the amounts thereof and request a supplemental order of the Commission authorizing the issuance thereof by the subject Non-Utility Subsidiary.


         4. Intra-System Financings

            a.       General


         NCE may finance certain of its Subsidiaries and certain Subsidiaries may finance other Subsidiaries in an aggregate amount not exceeding $300 million outstanding at any one time during the Authorization Period. The $300 million excludes financing that is exempt pursuant to Rules 45 and 52. Such financings would generally be in the form of open account advances, long-term loans and/or capital stock purchases, as requested by the chief financial officer or treasurer or designee thereof of each such Subsidiary and agreed to by NCE or the lending Subsidiary, as the case may be. Open account advances will provide funds for general corporate purposes and other working capital requirements and temporarily for capital expenditures until long-term financing is obtained and/or cash is generated internally. NCE or the lending Subsidiary will determine, at its discretion, how much financing to give each borrowing Subsidiary as its needs dictate during the Authorization Period. Generally, NCE's or the lending Subsidiary's long-term loans to, and purchase of capital stock from, such borrowing Subsidiaries will provide financing for their capital expenditures, and will be exempt transactions under Rule 52.

         Open account advances with interest to the Subsidiaries, which would not be covered by Rule 45 or Rule 52, may be made, repaid and remade on a revolving basis, with interest at the same effective rate of interest as the daily weighted average effective rate of commercial paper, revolving credit and/or other short-term borrowings of NCE or the lending Subsidiary as the case may be. If no such borrowings are outstanding then the interest rate shall be predicated on the Federal Funds' ef-



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fective rate of interest as quoted daily by the Federal Reserve Bank of New
York.

         The Non-Utility Subsidiaries may issue and NCE or other Non-Utility Subsidiary may acquire other types of securities which do not qualify for use of Rule 52 but which are considered appropriate during the Authorization Period. NCE and the Non-Utility Subsidiaries request that the Commission reserve jurisdiction over the issuance of such additional types of securities and the amounts thereof. They also undertake to cause a post-effective amendment to be filed in this proceeding which will describe the general terms of each such security and the amounts thereof and request a supplemental order of the Commission authorizing the issuance thereof by the subject Non-Utility Subsidiary.

            b.       Guarantees

         NCE requests authorization to enter into guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support with respect to the obligations of other system companies as may be appropriate to enable such system companies to carry on in the ordinary course of their respective businesses, in an aggregate principal amount not to exceed $300 million outstanding at any one time, except to the extent the same are exempt pursuant to Rule 45. Such credit support may be in the form of committed bank lines of credit, including arrangements similar to those of PSCo described below.

         In addition, PSCo, PSCCC, and certain subsidiaries have entered into a credit facility with several banks providing $300 million in committed bank lines of credit which is in the process of being increased to $450 million. The amount of such credit facility will be reduced if and to the extent such credit support is provided by NCE as described above. The credit facility, which is used primarily to support the issuance of commercial paper by PSCo and PSCCC, alternatively provides for direct borrowings thereunder. Cheyenne, 1480 Welton, Inc., Fuelco, e prime and PSRI are provided access to the credit facility with direct borrowings guaranteed by PSCo. Authority is requested to continue such credit facility and guarantee thereunder by PSCo or any similar credit facility and guarantee thereunder by PSCo.

         In addition, authority is requested for Subsidiaries to enter into arrangements with each other similar to those described with respect to NCE above in an aggregate principal amount not to exceed $50 million outstanding at any one time, except to the extent the same are exempt pursuant to Rule 45.

         The limits on guarantees and other credit support obligations described above are not to be included in the aggregate respective limits applicable to external financings or the limits on intrasystem financing requested elsewhere herein.

         In summary, under this Item 1.E.4. authority is requested for the following maximum amounts to be outstanding at any one time during the Authorization Period: (a) $300 million for NCE to finance its Subsidiaries and certain Subsidiaries to finance other Subsidiaries; (b) $300 million for NCE to guarantee or otherwise provide credit support for obligations of its Subsidiaries; (c) $300 million, which will increase to $450 million, for PSCo to guarantee or otherwise provide credit support or certain of its subsidiaries; and (d) $50 million for Subsidiaries to guarantee or otherwise provide credit support with respect to other Subsidiaries.


         5. Changes in Capital Stock of Subsidiaries

         The portion of an individual Subsidiary's aggregate financing to be effected through the sale of stock to NCE or other immediate parent company during the Authorization Period cannot be ascertained at this time. It may happen that the proposed sale of capital stock may in some cases exceed the then authorized capital stock of such Subsidiary. In addition, the Subsidiary may choose to use other forms of capital stock. As needed to accommodate such proposed transactions and to provide for future issues, request is made for authority to increase the amount or change the terms of any such Subsidiary's authorized capital stock capitalization by an amount deemed appropriate by NCE or other immediate parent company in the instant case. A Subsidiary would be able to change the par value, or change between par and no-par stock, without additional Commission approval.

         6. Financing Entities


         Authority is sought for the Subsidiaries to organize new corporations, trusts, partnerships or other entities created for the purpose of facilitating financings through their issue to third parties of income preferred securities or other securities authorized hereby or issued pursuant to an applicable exemption. Request is also made for these financing entities to issue such securities to third parties in the event such issuances are not exempt pursuant to Rule 52. Addition-ally, request is made for authorization with respect to (i) the issuance of debentures or other evidences of indebtedness by any of the Subsidiaries to a financing entity in return for the proceeds of the financing, (ii) the acquisition by any of the Subsidiaries of voting interests or equity securities issued by the financing entity to establish any such Subsidiary's ownership of the financing entity (the equity portion of the entity generally being created through a capital contribution or the purchase of equity securities, ranging from 1 to 3 percent of the capitalization of the financing entity) and (iii) the guarantee by the Applicants of such financing entity's obligations in connection therewith. Each of the Subsidiaries also request authorization to enter into expense agreements with its respective financing entity, pursuant to which it would agree to pay all expenses of such entity. Any amounts issued by such financing entities to third parties pursuant to this authorization will be included in the overall external financing limitation authorized herein for the immediate parent of such financing entity. In order to avoid double counting, however, the indebtedness issued by an Applicant to a financing entity will not count against the intrasystem financing limit set forth herein. Applicants also request that SPS be authorized to retain Southwestern Public Service Capital I, a wholly owned trust, that issued trust preferred securities and loaned the proceeds to SPS.


         7. Existing Financing Arrangements

         NCE and the Subsidiaries hereby request authority to retain such financing arrangements as were in place prior to the Merger and which are not otherwise exempted from the provisions of the Act. The existing financing arrangements of the Utility Subsidiaries are set forth on Annex I attached hereto. The existing financing arrangements of the Non-Utility Subsidiaries are set forth on Annex II attached hereto.


F.       Financing of EWGs and FUCOs


         As described in the Merger U-1, upon consummation of the Merger, NCE, through its Non-Utility Subsidiaries (including New Century International Inc. which is currently a subsidiary of PSCo but will be transferred by PSCo to a Non-Utility Subsidiary of NCE as described in the Merger U-1), will own certain interests in EWGs and FUCOs. As outlined in the Merger U-1, NCE's Non-Utility Subsidiaries, e prime, New Century International and Quixx and their subsidiaries, may expend internally generated funds on the development of such projects.

In addition, e prime, New Century International and Quixx and their subsidiaries will continually seek out and review investment opportunities which could lead to the acquisition of an interest in or the construction of EWGs or FUCOs. Sections 32 and 33 of the Act permit a registered holding company to acquire and maintain interests in one or more EWGs or FUCOs without the need to apply for or receive approval from the Commission. To the extent that funds for one or more projects are required in excess of internally generated funds, NCE hereby requests Commission authorization to invest proceeds from the financings authorized hereby in EWGs and FUCOs and to guarantee the obligations of an EWG or FUCO in compliance with Rule 53(a)(1) such that NCE's aggregate investment at any one time during the period covered by this Application, including any such guarantees of an EWG or FUCO at that time outstanding, will not exceed 50% of its "consolidated retained earnings", as defined in Rule 53(a)(1)(ii). NCE may seek additional Commission authorization if one or more prospective transactions warrant additional financing.

         At the time of issuance of any securities authorized in connection with this Application, the proceeds of which will be used to invest in any EWG or FUCO, NCE will be in compliance with Rule 53.

G.       Filing of Certificates of Notification



         It is proposed that, with respect to NCE, the reporting system of the 1933 Act and the 1934 Act be integrated with the reporting system under the 1935 Act. This would eliminate duplication of filings with the Commission that cover essentially the same subject matters, resulting in a reduction of expense for both the Commission and NCE. To effect such integration, the portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorization granted in this proceeding would be incorporated by reference into this proceeding through Rule 24 certificates of notification. The certificates would also contain all other information required by Rule 24, including the certification that each transaction being reported on had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application. Such certificates of notification would be filed within 60 days after the end of each of the first three calendar quarters, and 90 days after the end of the last calendar quarter, in which transactions occur.

                  The Rule 24 certificates will contain the following information:


              (a) If sales of common stock by NCE are reported, the purchase price per share and the market price per share at the date of the agreement of sale;

              (b) Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including NCE, that has engaged in financing transactions during the quarter; and

              (c) Future registration statements filed under the 1933 Act with respect to securities that are the subject of the Application will be filed (or incorporated by reference) as exhibits to the next certificate filed pursuant to Rule 24.


H.       Statement Pursuant to Rule 54



         Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b) or (c) are satisfied. As demonstrated below, such rules are satisfied.

         Rule 53 requires that the aggregate investment in EWGs and FUCOs not exceed 50% of a system's consolidated retained earnings. NCE's present investments in EWGs and FUCOs, pro froma to include the proposed investment in Yorkshire Electricity Group plc, satisfies the 50% limitation, and the NCE system will not make any additional investments in EWGs and FUCOs that cause it to exceed that limitation, unless the Commission otherwise authorizes.


         NCE and its Subsidiaries will maintain books and records to identify the investments in and earnings from EWGs and FUCOs in which they directly or indirectly hold an interest, thereby satisfying Rule 53(a)(2). In addition, the books and records of each such entity are and will be kept in conformity with United States generally accepted accounting princi-ples ("GAAP"), the financial statements are and will be prepared according to GAAP, and NCE undertakes to provide the Commission access to such books and records and financial statements as it may request.

         Employees of NCE's domestic public-utility companies will not render services, directly or indirectly, to the EWGs or FUCOs in the NCE System, thereby satisfying Rule 53(a)(3).

         NCE, in connection with any Form U-1 seeking approval of EWG or FUCO financing, will submit copies of the documents described in Rule 53(a)(4) with every federal, state or local regulation having jurisdiction over the retail rates of the public-utility companies in the NCE System. Rule 53(a)(4) will be correspondingly satisfied.

         None of the conditions described in Rule 53(b) exist with respect to NCE, thereby satisfying Rule 53(b) and making Rule 53(c) inapplicable.

Item 2.  Fees, Commissions and Expenses

                  Estimated Legal Fees
                     and Expenses                          $
                  Estimated Miscellaneous
                     Expenses                              $---------
                                      Total

Item 3.  Applicable Statutory Provisions


         Sections 6(a), 7, 9(a), 10, 12, and 32 of the Act and Rules 42, 43, 45, 52, 53, and 54 are considered applicable to the proposed transactions.


         To the extent that the proposed transactions are considered by the Commission to require authorization, approval or exemption under any section of the Act or provision of the rules or regulations other than those specifically set forth herein, request for such authorization, approval or exemption is hereby made.

Item 4.  Regulatory Approvals

         No state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions. If any such agency obtains jurisdiction over any of the proposed transactions, any orders obtained will be promptly filed with the Commission.

Item 5.  Procedure


         The Applicants hereby request that there be no hearing on this Application and that the Commission issue its order as soon as practicable after the filing hereof. The Commission is respectfully requested to issue and publish the requisite notice under Rule 23 with respect to the filing of this Application not later than April 4, 1997, such notice to specify a date not later than April 28, 1997, by which comments may be entered and a date not later than the date of the Commission's order for the Merger U-1, as the date which an order of the Commission granting and permitting the Application to become effective may be entered by the Commission. A form of Notice is filed herewith as Exhibit G-1.


         Without prejudice to its right to modify the same if a hearing should be ordered on this Application, NCE hereby makes the following specifications required by paragraph (b) of Item 5 of Form U-1:

              1. There should not be a recommended decision by a hearing officer or any other responsible officer of the Commission.

              2. The Division of Investment Management may assist in the preparation of the Commission's decision and/or order.

              3. There should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective.

Item 6.  Exhibits and Financial Statements

A.       Exhibits



         B-1  Form of Commercial Paper Note (previously filed)

         B-2 Form of Standard Purchase Agreement - Debt securities (previously filed)

         B-3  Form of Standard Purchase Agreement - Stock (previously filed)

         B-4  Summary of Terms of Employee Benefit Plans (filed herewith)

         B-5  Form of NCE Dividend Reinvestment Plan (previously filed)

         B-6  Form of Indenture for Debt Securities (previously filed)


         F-1  Opinion of Counsel (to be filed by Amendment)


         G-1  Revised Proposed Form of Public Notice (filed herewith)


         G-2 Financial Data Schedules (incorporated by reference to the Annual Report on Form 10-K of NCE for the fiscal year ended December 31,
              1996)


         G-3  Cash flow projections (Confidential) (to be filed by Amendment)


B.       Financial Statements



         1.1 Pro-Forma Balance Sheet of NCE and subsidiaries, consolidated, as of December 31, 1996 (incorporated by reference to the Annual Report on Form 10-K of PSCo for the fiscal year ended December 31, 1996 (File No. 1-3280)).

         1.2 Pro-Forma Statement of Income of NCE and subsidiaries, for the 12 months ended December 31, 1996 (incorporated by reference to the Annual Report on Form 10-K of PSCo for the fiscal year ended December 31, 1996 (File No. 1-3280)).

         2.1 Balance Sheet of PSCo as of December 31, 1996 (incorporated by reference to the Annual Statement on Form 10-K of PSCo for the year ended December 31, 1996 (File No. 1-3280)).

         2.2 Statement of Income and Retained Earnings of PSCo for the nine months ended December 31, 1996 (incorporated by reference to the Quarterly Statement on Form 10-K of PSCo for the year ended December 31, 1996 (File No. 1-3280)).

         3.1 Balance Sheet of SPS as of November 30, 1996 (incorporated by reference to the Quarterly Statement on Form 10-Q of SPS for the quarter ended November 30, 1996 (File No. 1-3789)).

         3.2 Statement of Earnings for the three months ended November 30, 1996 (incorporated by reference to the Quarterly Statement on form 10-Q of SPS for the quarter ended November 30, 1996 (File No. 1-3789)).

Item 7.  Information as to Environmental Effects

         None of the matters that are the subject of this application and declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this application will not result in changes in the operation of the company that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this application.

                                    SIGNATURE



         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to the application and declaration to be signed on its behalf by the undersigned thereunto duly authorized.



                           By:    /s/ Doyle R. Bunch, II
                                  --------------------------------
                                  Name:  Doyle R. Bunch, II
                                  Title: Chairman and Secretary

Date:  April 1, 1997

                                                                         ANNEX I

     Existing Non-Exempt Financing of Utility Subsidiaries


PSCo

     Guarantees of Subsidiary Obligations

1. Guarantee of up to $16 million of debt of Young Gas Storage
(currently $12.5 million).

2. Guarantee of subsidiary (excluding PSCCC) short term debt under a revolving credit agreement. Revolver capacity is $300 million.

3. Guarantee of a total of $15.5 million of e prime debt.

     Intercompany Notes

1. Holder of a $12,066,207 6% Note due May 30, 1997 issued by
1480 Welton, Inc.


SPS

     Long-term debt

     SPS has $460,769.07 total principal amount of debt remaining outstanding which was incurred in the acquisition of water and mineral rights. The individual amounts are as follows:



Payee               Rate      Due                 Amount
Daniel Limited
Partnership         6%        6/19/99             $9,763.50

Bryant Flowers      4%        1/8/98              $9,928.55

Flowers Family      4%        1/8/98             $101,576.52

James Williams      6%        6/19/99            $339,500.50

                                                 $460,769.07

      Letters of Credit


      SPS has obtained a Letter of Credit from Tokai Bank in the amount of $5,000,000 to back up indemnities in favor of its Officers and Directors.

      Intercompany Notes

1. Issuer of a $15,000,000 revolving note issued to due August 31, 1997 ($9,000,000 drawn as of December 1996.) Interest linked to cost of capital (5.5625% as of December 1996).

2. Issuer of a $9,560,000 note to Quixx due December 31, 1997. Interest linked to cost of capital (5.5625% as of December 1996).

3. Issuer of a $15,000,000 note to Quixx due November 30, 1997. Interest linked to cost of capital (5.5625% as of December 1996).

Cheyenne

      Cheyenne has borrowed $18.5 million under the revolving credit agreement referred to in item 2 above under the "PSCo" heading.

                                                                        ANNEX II

         Existing Non-Exempt Financing of Non-Utility Subsidiaries

PSCCC

      Medium term notes

      PSCCC has a medium term note program used to finance its business. The following amounts were outstanding as of December 31, 1996:

Interest          Due            Total Issue          Balance O/S
--------          ---            -----------          -----------

5.85%             11/24/97      (10,000,000)          (10,000,000)
6.01%             11/27/98      (10,000,000)          (10,000,000)
6.03%             12/01/98      (10,000,000)          (10,000,000)
5.83%             11/28/97      (20,000,000)          (20,000,000)
5.86%             12/01/97      ( 5,000,000)          ( 5,000,000)
5.75%             12/15/97      (25,000,000)          (25,000,000)
5.99%             05/02/97      (20,000,000)          (20,000,000)


Utility Engineering Corporation

      Intercompany Notes

See "SPS" on Annex I.

Quixx Corporation

      Intercompany Notes

See "SPS" on Annex I.